82-34

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

04 APR -9 AM 7:2

Santos

04024289

SUPPL

Date: Thu 08 Apr 2004 02:29:22 AM EDT

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

PROCESSED
APR 14 2004
THOMSON FINANCIAL

Subject: Santos Weekly Drilling Summary w/e 8 April 2004

Number of pages (incl. cover sheet): 2

dlw 4/13

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Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Week Ending 8th April 2004

Wildcat Exploration Wells

Jeruk 1

Type	Exploration
Location	Offshore Indonesia Sampang PSC, East Java Basin. 35km WSW of the Oyong Field and some 40km SE of Surabaya.
Status at 0600hrs 01/04/04 (Jakarta Time)	Santos Ltd advises that, as previously reported, the Jeruk 1 well in the Sampang PSC, East Java, has been plugged and abandoned following evaluation operations. The well reached a total depth of 5,027 metres. Lost drill pipe in the hole prevented the well being drilled and evaluated to the planned Total Depth of 5,250 metres. An open-hole Drill Stem Test of the Kujung carbonate objective section flowed oil and water emulsion (up to 80% water) at the rate of 4,700 barrels per day, 0.3 million cubic feet of gas per day and 470 barrels of water per day. An assessment of what follow-up activity may be undertaken is currently being made.
Planned Revised Total Depth	5250m
Interest	Santos Group 50% PT Medco Sampang 50%
Operator	Santos Group

Enquiries: Graeme Bethune
Investor Relations
Ph: 08 8218 5157
Mobile: 0419 828 617
Fax: 08 8218 5429

During the week ending 8th April, 2004 Santos Limited also participated in 5 delineation and 14 development wells.
A complete list of Santos' drilling activity is available from www.santos.com